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Exhibit (a)(10)

SLIDE 0

        This slide contains the text "Chiron," "Science for Life, Living Better," accompanied by a Chiron logo and a photograph of a woman and a child, and "Piper Jaffray," "Craig A. Wheeler—President BioPharma," and the date "January, 2002."

SLIDE 1

        This slide, entitled "Forward-Looking Statement," contains the text "Today's presentation will include forward-looking statements relating to future events and the financial performance of the company. Actual events and performance may differ materially from our expectations. Please refer to the documents that the company has filed with the Securities and Exchange Commission. These include our 2000 annual report, 2000 Form 10-K and 2001 3rd Quarter 10-Q, which include information under the heading "Factors That May Affect Future Results" in the MD&A portions of the documents.

        "This information identifies important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory filings and review, manufacturing capabilities and marketing effectiveness.

        "Consistent with the SEC Regulation FD, we do not undertake an obligation to update the forward-looking information we are giving today."

SLIDE 2

        This slide, entitled "Important Information," contains the text "Matrix Pharmaceutical, Inc. stockholders are advised to read Chiron Corporation's Tender Offer Statement on Schedule TO and Matrix's Solicitation/Recommendation Statement on Schedule 14D-9 because they contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents are available for free at the Securities and Exchange Commission's website at www.sec.gov. In addition, the Schedule TO is available from Chiron Corporation, 4560 Horton Street, Emeryville, California 94608, Telephone: 510-655-8729, and the Schedule 14D-9 is available from Matrix Pharmaceutical, Inc., 34700 Campus Drive, Fremont, California 94555, Telephone: 510-742-9900. This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer is being made solely by an offer to purchase and related letter of transmittal disseminated upon the commencement of the tender offer."

SLIDE 3

        This slide, entitled "Investment Thesis," contains the text, in bullet points:

  •
  "A profitable global pharmaceutical company

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  Three businesses and royalty streams driving shareholder value

  •
  Pipeline of breakthrough products in cancer and infection

  •
  25% long-term EPS CAGR goal"

SLIDE 4

        This slide, entitled "How Chiron Works," contains a five-staged flow chart. The first stage includes the words "Infectious Disease" and "Cancer." The second stage includes the word "Discovery" accompanied by the words "Research Discovery" above the flow chart. The third stage includes the words "Vaccines," "Small Molecules" and "Therapeutic Proteins" enclosed in a right-pointing arrow.

The fourth stage includes the word "Development" accompanied by the words "Clinical Development" above the flow chart. And the fifth stage includes the words "BioPharma," "Vaccines," "Blood Testing" and "Licensing" accompanied by the words "Commercialization" above the flow chart.

SLIDE 5

        This slide, entitled "R&D Productivity—Goals Through 2006," contains a six-staged flow chart. The first stage includes the words "Validated Targets" in a right-pointing arrow. The second stage includes the words "4-7 Develop. candidates per year" in a right-pointing arrow. There is an arrow pointing from the second stage to the first stage above the flow chart accompanied by the words "Cancer discovery" and there is another arrow pointing from the second stage to the first stage below the flow chart accompanied by the words "Infectious disease discovery." The third stage includes the words "3 IND's per year" in a right-pointing arrow. The fourth stage includes the words "1 Launch every 18 months" in a right-pointing arrow. The fifth stage includes the words "BioPharma," "Vaccines," "Blood Testing" and "Licensing" in a right-pointing arrow. There is an arrow pointing from the fourth stage to the fifth stage above the flow chart accompanied by the word "Cancer" and another arrow pointing from the fourth stage to the fifth stage below the flow chart accompanied by the words "Infectious disease." And the sixth stage includes the words "25% EPS Growth" in a circle.

SLIDE 6

        This slide, entitled "Global Infrastructure," contains a map of the world and blown-up maps of the United States and Canada and of Europe. There is a legend to the map detailing that "Distributor network" is indicated by a blue circle, "Manufacturing" is indicated by a yellow circle, "Research" is indicated by a green triangle and "Field force" is indicated by a red triangle. On the blown up map of the United States and Canada, there are 2 blue circles, 2 yellow circles, 2 green triangles and 4 red triangles. On the blown up map of Europe, there are 2 blue circles, 3 yellow circles, 2 green triangles and 10 red triangles. On the map of the world, there is 1 blue circle on Central America, 1 red triangle on South America, 1 blue circle on Africa, 2 blue circles on Asia, 2 green triangles on Asia, 3 red triangles on Asia and 1 red triangle on Australia.

SLIDE 7

        This slide, entitled "Oncology Franchise," contains three rows of text, each accompanied by a picture. The first row is titled "Immune system modulators" and contains the text "Marketed Products: Proleukin® for Metastatic, Renal Cell Carcinoma & Metastatic Melanoma," accompanied by a photograph of a vial and a box. The second row is titled "Monoclonal antibodies" and contains the text "Clinical Programs: Proleukin® & rituximab for Non-Hodgkins Lymphoma," accompanied by a photograph of a vial and a box. And the third row is titled "Anti-cancer agents" and contains the text "Clinical Programs: Tezacitabine for solid tumors," accompanied by the logo and name of Matrix Pharmaceutical, Inc.

SLIDE 8

        This slide, entitled "Tezacitabine for Solid Tumors—Drives Matrix Acquisition," contains the text "Tezacitabine," underneath which is the text "Next Generation nucleoside analog." Underneath this text is a graphic with the text "1. Ribonucleotide Reductase Inhibitor" on the left of the graphic and the text "2. DNA Chain Terminator" on the right of the graphic. Underneath the text on the left of the graphic is a box labeled "Nucleotide used to build RNA" on the left and a box labeled "Nucleotide used to build DNA" on the right. Between the two boxes is an arrow from left to right labeled "Ribonucleotide Reductase." Towards the right end of the arrow is an "X" which is indicated by another arrow to be "tezacitabine diphosphate." On the right side of the graphic, underneath the text "2. DNA Chain Terminator," is a picture of a helical structure unwinding from left to right. The top half of the unwound helix is labeled "tezacitabine" and the bottom half of the unwound helix is labeled "triphosphate." Underneath the graphic is the text "Deal Status," underneath which is the text "Targeted deal close 1Q:02*" and "Exclusive commercial rights in US & EU." Underneath this text, towards the bottom of the slide, is the text "Clinical Status," underneath which is the text "Several Phase I studies completed" and "Phase II program underway." At the bottom of the slide is a footnote reading "*Subject to customary closing conditions."

SLIDE 9

        This slide, entitled "Oncology Franchise," contains a line graph. The following names are listed along the vertical axis:

"Market Products

        Proleukin® (MM)

        Proleukin® (RCC)

        DepoCyt®

        Cardioxane®

Therapeutic Proteins/Antibodies

        Proleukin®/rituximab (NHL)

        Proleukin®/trastuzumab

        Anti-Cancer Protein

        Anti CD-40

Novel Agents

        Angiozyme™

        VEGF Kinase Inhibitor"

        The various stages of development indicated by the text, from left to right, "Preclinical," "Phase I," "Phase II," "Phase III" and "Marketed" are shown along the horizontal axis. The graph shows that Proleukin® (MM), Proleukin® (RCC), DepoCyt® and Cardioxane® have been through all stages of development through "Marketed," Angiozyme® is in Phase II, Proleukin®/rituximab (NHL) is in Phase I, and Proleukin®/trastuzumab, Anti-Cancer Protein, Anti CD-40 and VEGF Kinase Inhibitor are in the preclinical phase.

SLIDE 10

        This slide, entitled "Infectious Disease Marketed Products," contains three rows of text. The first row is titled "BioPharma" and contains the text "TOBI®" and "Proleukin®," accompanied by a photograph of the TOBI® product and packaging. The second row is titled "Blood Testing" and contains the text "Procleix™ System" and "Procleix™ NAT System" and "Immuno Assays." The third row is titled "Vaccines" and contains the text "Menjugate™," "FLUAD™," "Encepur™" and "20+ other franchise vaccines."

SLIDE 11

        This slide, entitled "BioPharma—Making a Difference in People's Lives," contains the text "TOBI®" and the text, in bullet points:

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  "Successful European launch

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  Worldwide sales exceeding $100 MM

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  US and EU specialty sales force

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  TOBI 2nd Generation & Bronchiectasis"

        In addition, there are two photographs of a young woman playing baseball and a photograph of the TOBI® product and packaging, accompanied by the quote "'Without TOBI I would have to spend more time in the hospital and I wouldn't be able to live such a healthy lifestyle and feel so great everyday.' KC Bryan—TOBI user."

SLIDE 12

        This slide, entitled "Blood Testing—Making the Blood Supply Safer," contains the text "Procleix™ System," a picture of three vials, a picture of a bottle and a photograph of a man in a laboratory, accompanied by the quote "'We're now able to detect infections so quickly that the risk of getting HIV or HCV from a blood transfusion is less than 1 in a million for the very first time.' Michael Busch, M.D., VP of Research Blood Centers of the Pacific—San Francisco."

SLIDE 13

        This slide, entitled "Market Adoption of NAT Blood Screening Technology," contains a world map, accompanied by the text "North America 14 MM," "Latin America 5 MM," "Europe 19 MM," "Africa 1 MM" and "Asia Pacific 11 MM," each next to the respective region. There is a legend to the map containing the text "Adopted NAT technology" and "Targeted for adoption," each identified by a different color. The map shows, by color, the various regions in the world that have adopted NAT technology or are targeted for adoption. The bottom of the slide shows a timeline for the months of the year 2001, with "BLA Submission" underneath January, "BLA Acceptance" underneath March, "FDA Complete Review Letter" underneath July, and "FDA NAT workshop 12/4" underneath December.

SLIDE 14

        This slide, entitled "Market Adoption of the Chiron Procleix™ System," contains the text:

"Business Opportunity
•	50 MM donations annually in targeted markets
•	$500 MM+ worldwide market potential,"
In addition, the slide contains the text:
"Notable Milestones
•	Demonstrated ability to detect 'window period' donations
•	8 countries approved
•	8 countries in testing/evaluation
•	US BLA filing accepted for review"
accompanied by a pie graph showing "Roche 43% COBAS/Amplicor," "Chiron 26% Procleix," "Other 30% Homebrew/Unpenetrated" and underneath the graph, "Total: 50 MM Donations."

SLIDE 15

        This slide, entitled "Vaccines—Protecting Life From the Start," contains the text, in bullet points:

"•	Profitable global business in adult and pediatric vaccines
•	Strong sales growth for Flu, Polio, DTP, MMR and Rabies
•	Menjugate rollout achieved +$200 MM sales since 2000 launch"

In addition, there is a photograph of an infant on a swing, accompanied by a picture of two drug vials, the text "Menjugate™ for Men C" and the quote "'...we have seen dramatic reductions in cases of the disease amongst those age groups who have been vaccinated.' Dr. Mary Ramsay, Immunization Division, Public Health Laboratory Service—UK."

SLIDE 16

        This slide, entitled "Infectious Disease Pipeline," presents a timeline across the top of the page with the following stages of development: "Preclinical", "Phase I", "Phase II", "Phase III", "BLA Filed" and "Marketed". Along the left side of the page is a list of products, grouped into three headings: "BioPharma", "Blood Testing" and "Vaccines". For each product, a horizontal line extends from the left side of the page to the product's current stage of product development. Under "BioPharma," the following products are listed (with the stage of development indicated in parentheses): "Proleukin® (HIV) (Phase III)," "TOBI® Bronchiectasis (Phase II)," "PA 1806 (CF) (Phase II)," "HBV Immunotherapy (Phase II)," "MIV-150 (Phase I)," "PA 2794 (Preclinical)," "TOBI 2nd Generation (Preclinical)," "TFPI (Sepsis) (Preclinical)." Under "Blood Testing," the following products are listed (with the stage of development indicated in parentheses): "HIV/HCV NAT (BLA Filed)," "HBV NAT Assay (Preclinical)," "HAV NAT Assay (Preclinical)," "Parvovirus B-19 Assay (Preclinical)," "Tigris™ (Preclinical)." Under "Vaccines" the following products are listed (with the stage of development indicated in parentheses): "H. pylori (Phase I)," "Men B (Preclinical)," "Men ACYW (Preclinical)," "HIV (Preclinical)."

SLIDE 17

        This slide, entitled "Royalty Income from Intellectual Property," presents a bar graph on which the y-axis is labeled "$ Millions" and shows tick marks with various dollar amounts between $0 and $200. The x-axis is unlabeled and shows the following tick marks: "1998, 1999, 2000, 2001." A legend indicates one color bar as "HIV/HCV," another as "Betaseron®"/Betaferon™," and another as "Other." For each time period indicated in the x-axis, the slide shows the dollar amounts attributed to each of "HIV/HCV," "Betaseron®/Betaferon™," and "Other." In the upper right hand corner of the slide there are two photographs. One depicts a man and a woman holding hands. The other depicts a bottle of Betaseron®/Betaferon™.

SLIDE 18

        This slide, entitled "Financial Performance," presents a bar graph. The y-axis is labeled on the left side of the slide "Revenue* ($ Millions)" and shows tick marks with various dollar amounts between $0 and $1,400. The y-axis is labeled on the right side of the slide "EPS ($)*" and shows tick marks with various dollar amounts between $0 and $1.20. The footnote at the bottom of the page reads "* Pro forma." The x-axis is unlabeled and shows the following tick marks: "1999, 2000, 2001, 2002." A legend indicates one color bar for "Rev Actual," another for "Rev Guidance," a solid line for "EPS Actual," and a dashed line for "EPS Guidance." The graph shows a value for "Rev Actual" for 1999 between $600 and $800, a value for "Rev Actual" for 2000 between $800 and $1,000, a value for "Rev Actual" for 2001 between $1,000 and $1,200 and a value for "Rev Guidance" for 2002 between $1,200 and

$1,400. A solid line runs from 1999 to 2001, showing "EPS Actual" for 1999 between $0.60 and $0.70, for 2000 between $0.80 and $0.90 and for 2001 between $0.90 and $1.00. Two dashed lines run from 2001 to 2002, showing "EPS Guidance" for 2002 between $1.10 and $1.20.

SLIDE 19

        This slide, entitled "Key Milestones 2002," has four headings: "Corporate," "Cancer," "Infectious Disease," and "R&D". Under "Corporate" is the text: "$1.10 - $1.20 EPS." Under "Cancer" is the text: "Establish MAb franchise." Under "Infectious Disease" is the text: "TOBI® sales ramp in Europe; Procleix™ NAT launch US; Men B, HIV and HCV in clinic." Under "R&D" is the text: "10 clinical program advances."

SLIDE 20

        This slide contains the text "Chiron," "Science for Life, Living Better," accompanied by a Chiron logo and a photograph of a woman and a child.

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  Exhibit (a)(10)